                            October 13, 2005

VIA EDGAR

Ms. Melinda Kramer

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W, Mail Stop 04-05.

Washington, D.C. 20545

Re:	Chiquita Brands International, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed September 7, 2005

File No. 333-123181

Registration Statement on Form S-4

Filed September 7, 2005

File No. 333-128162

Form 10-Q for the quarter ended June 30, 2005

Filed August 5, 2005

File No. 1-1550

Dear Ms. Kramer:

We have reviewed the comments contained in your letter of October 5, 2005 addressed to Mr. Robert W. Olson, Esq., regarding the subject filings. For ease of reference, your comments are provided in bold below, and our responses to the comments are provided in normal type.

Controls and Procedures, page 24

Changes in Internal Control Over Financial Reporting, page 24

1.	We note your disclosure in your Form 10-Q for the quarter ended June 30, 2005, that “except for the acquisition of Fresh Express” there was no change in the company’s internal control over financial reporting. We note also the disclosure regarding the implementation of a transaction processing system in certain Latin American and European subsidiaries, effective January 1, 2005, and the additional actions taken by management with respect to your internal controls. As you have made changes to your internal control over financial reporting, revise the language in the first sentence of this subsection to accurately reflect that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. We may have further comment upon reviewing your response.

Management respectfully advises the staff that it believes the disclosure in the Form 10-Q for the quarter ended June 30, 2005 is accurate and transparent. The Form 10-Q states that, “except for the acquisition of Fresh Express on June 28, 2005,” there was no material change in the Company’s internal control over financial reporting during the quarter ended June 30, 2005. The Fresh Express acquisition is expected to increase the Company’s consolidated annual revenues by about $1 billion, which is significant to the Company. Therefore, management considered the acquisition to be a material change in the Company’s internal control over financial reporting and reported it as such.

The implementation of the transaction processing system in certain Latin American and European subsidiaries occurred in early January 2005 and was deemed a significant event for the Company. Thus it was reported as a material change in the Company’s internal control over financial reporting in the Form 10-Q for the quarter ended March 31, 2005. The disclosure in the Form 10-Q for the quarter ended June 30, 2005 about this system was included to update the reader on the status of the control improvements. However, the improvements which occurred during the second quarter were not deemed to be material changes to the Company’s overall internal control over financial reporting, and were not intended to be read as such.

Although, as indicated above, we believe our disclosure regarding changes in internal control over financial reporting was clear, we note the staff’s comment and in future filings, we will modify our disclosure format to describe affirmatively any material changes in internal control over financial reporting which occurred during the applicable period.

2.	With a view towards additional disclosure, tell us why you believe the actions taken by management were sufficient to ensure that your internal control over financial reporting is now effective. We may have further comment.

As disclosed in the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005, subsequent to the implementation of the transaction processing system in Europe and Latin America in January 2005, performance of the system was closely monitored. System integrity reports were analyzed and compared against results from manual validation procedures to ensure the system was accurately accounting for the financial data underlying the affected transactions and processes. In those instances where management did not obtain evidence that the system was consistently producing accurate financial information, compensating procedures were performed. These procedures included performing physical inventory counts in Latin America and in Europe, reconstructing ending banana inventory balances based upon shipment data available outside the system, validating foreign currency translation transactions in the balance sheet and income statement, and verifying key control performance for certain accounts affected by the implementation, among others.

Management concluded that the combination of the operation of the transaction processing system and the incremental procedures that were performed, in conjunction with normal period closing procedures, produced financial statements that presented fairly, in all material respects, the Company’s financial condition and results of operations as of June 30, 2005.

If you have further comments or questions related to internal control matters or disclosures, please direct them to Brian W. Kocher, Vice President, Controller and Chief Accounting Officer. Mr. Kocher can be contacted at the Company’s address or by phone at 513-784-8577. Any other comments or questions should be directed to the undersigned.

Sincerely,

/s/ Robert W. Olson
Robert W. Olson, Esq.
Senior Vice President, General Counsel and Secretary

cc:	T. Richter
Fernando Aguirre
Jeffrey M. Zalla
Brian W. Kocher